UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): March 17, 2026

Mountain Lake Acquisition Corp.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-42436	98-1796213
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

930 Tahoe Blvd STE 802

PMB 45

Incline Village

NV, 89451

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (775) 204 1489

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share, par value $0.0001 per share, and one Right entitling the holder to receive one-tenth of a Class A ordinary share	MLACU	The Nasdaq Stock Market LLC
Class A ordinary shares	MLAC	The Nasdaq Stock Market LLC
Rights	MLACR	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

Second Amendment to the Business Combination Agreement

On October 1, 2025, Mountain Lake Acquisition Corp. (“SPAC”) entered into that certain Business Combination Agreement (the “Original Business Combination Agreement” and, as amended by the First Amendment and the Second Amendment (both as defined below), the “Business Combination Agreement”) with Avalanche Treasury Corporation, a Delaware corporation (“Pubco”), Avalanche SPAC Merger Sub LLC, a Delaware limited liability company (“SPAC Merger Sub”), Avalanche Company Merger Sub LLC, a Delaware limited liability company (“Company Merger Sub”, and together with SPAC Merger Sub, the “Pubco Subsidiaries”), Avalanche Treasury Company LLC, a Delaware limited liability company (the “Company”), and Dragonfly Digital Management, LLC, a Delaware limited liability company (the “Seller”). Capitalized terms used in this Current Report on Form 8-K but not otherwise defined herein have the meanings given to them in the Business Combination Agreement, a copy of which was filed as Exhibit 2.1 to the Current Report on Form 8-K filed by SPAC with the Securities and Exchange Commission (“SEC”) on October 7, 2025.

On January 13, 2026, SPAC, Pubco, the Pubco Subsidiaries, the Company and the Seller entered into that certain Amendment No. 1 to Business Combination Agreement (the “First Amendment”) with Astral Horizon, L.P., a Delaware limited partnership (“Astral”), Dragonfly Ventures L.P., a Cayman Islands exempted limited partnership (“DV”), and Dragonfly Ventures, II L.P., a Cayman Islands exempted limited partnership (“DVII” and together with DV, “DVs” and DVs together with the Seller, the “Seller Related Parties”) effective as of October 1, 2025. A copy of the First Amendment was filed as Exhibit 10.1 to the Form 8-K filed by SPAC with the SEC on January 13, 2026.

Pursuant to Section 2.8, letters (c) and (d) of the Original Business Combination Agreement as amended by the First Amendment, Pubco was required to issue to Astral, on the Company Merger Effective Date, a total of 4,000,000 shares of Pubco Class A Stock as Additional Merger Consideration Shares, of which: (i) 2,000,000 shares of Pubco Class A Stock were to be deposited into Astral’s security account (the “Astral Post-Closing Shares”); and (ii) 2,000,000 Astral Earnout Shares were to be deposited into the Astral Escrow Account and would vest and be released subject to the occurrence of the conditions, and in accordance with the terms, set forth under Section 2.8(d) of the Business Combination Agreement.

On March 17, 2026, SPAC, Pubco, the Pubco Subsidiaries, the Company, the Seller Related Parties, and Astral entered into that certain Amendment No. 2 to the Business Combination Agreement (the “Second Amendment”) effective as of October 1, 2025, pursuant to which the parties thereto agreed to postpone the issuance by Pubco to Astral of the 2,000,000 shares of Astral Post-Closing Shares by thirty (30) calendar days, so that such issuance will occur on the thirtieth (30th) calendar day following the Closing Date, rather than on the Company Merger Effective Date.

The foregoing description of the Second Amendment does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Second Amendment. A copy of the Second Amendment is filed as Exhibit 10.1 hereto and is incorporated into this Item 1.01 by reference.

Additional Information and Where to Find It

Pubco and the Company intend to file with the SEC a Registration Statement on Form S-4 (as may be amended, the “Registration Statement”), which will include a preliminary proxy statement of SPAC and a prospectus (the “Proxy Statement/Prospectus”) in connection with the Business Combination between SPAC, Pubco and the Company and concurrent private placement of Company units (the “Private Placement”, together with the Business Combination, the “Proposed Transactions”). The definitive proxy statement and other relevant documents will be mailed to shareholders of SPAC as of a record date to be established for voting on the Business Combination and other matters as described in the Proxy Statement/Prospectus.

SPAC and/or Pubco will also file other documents regarding the Proposed Transactions with the SEC.

This Current Report on Form 8-K does not contain all of the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions.

BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF SPAC AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH SPAC’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT SPAC, THE COMPANY, PUBCO AND THE PROPOSED TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or that will be filed with the SEC by SPAC and Pubco, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Mountain Lake Acquisition Corp., 930 Tahoe Blvd STE 802 PMB 45, Incline Village, NV 89451; phone number: (775) 204-1489.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS CURRENT REPORT ON FORM 8-K. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Forward-Looking Statements

This Current Report on Form 8-K contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the parties and the Proposed Transactions. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions.

Forward-looking statements are predictions, projections and other statements about future events or conditions that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this Current Report on Form 8-K, including, but not limited to: the risk that the Proposed Transactions may not be completed in a timely manner or at all, which may adversely affect the price of SPAC’s securities; the risk that the Business Combination may not be completed by SPAC’s business combination deadline; the failure by the parties to the Business Combination Agreement to satisfy the conditions to the consummation of the Business Combination, including the approval of SPAC’s shareholders, or any of the Private Placement; failure to realize the anticipated benefits of the Proposed Transactions; the level of redemptions of SPAC’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the Pubco Class A Stock; the lack of a third-party fairness opinion in determining whether or not to pursue the Business Combination; the failure of Pubco to obtain or maintain the listing of its securities on any stock exchange on which Pubco Class A Stock will be listed after closing of the Business Combination; costs related to the Proposed Transactions and as a result of becoming a public company; changes in business, market, financial, political and regulatory conditions; risks relating to Pubco’s anticipated operations and business, including the highly volatile nature of the price of AVAX; the risk that Pubco’s stock price will be highly correlated to the price of AVAX and the price of AVAX may decrease at any time after the closing of the Proposed Transactions; risks related to increased competition in the industries in which Pubco will operate; risks relating to significant legal, commercial, regulatory and technical uncertainty regarding AVAX; risks relating to the treatment of crypto assets for U.S. and foreign tax purposes; risks that after consummation of the Business Combination, Pubco experiences difficulties managing its growth and expanding operations; challenges in implementing Pubco’s business plan, including AVAX-related advisory services and other AVAX-related services, due to operational challenges, significant competition and regulation; being considered to be a “shell company” by any stock exchange on which Pubco Class A Stock will be listed or by the SEC, which may impact the ability to list Pubco Class A Stock and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities; the outcome of any potential legal proceedings that may be instituted against the Company, SPAC, Pubco or others following announcement of the Business Combination; and those risk factors discussed in documents of Pubco, the Company, or SPAC filed, or to be filed, with the SEC.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the final prospectus of SPAC dated as of December 12, 2024 and filed by SPAC with the SEC on December 13, 2024, SPAC’s Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q on file, and to be filed, with the SEC and the Proxy Statement/Prospectus that will be filed by Pubco and the Company, and other documents filed by SPAC and Pubco from time to time with the SEC. These filings do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that none of SPAC, Pubco or the Company presently know or that none of SPAC, Pubco or the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and none of SPAC, Pubco or the Company assumes any obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. None of SPAC, Pubco or the Company gives any assurance that any of SPAC, the Company or Pubco will achieve its expectations. The inclusion of any statement in Current Report on Form 8-K does not constitute an admission by SPAC, Pubco or the Company or any other person that the events or circumstances described in such statement are material.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
10.1	Amendment No. 2 to the Business Combination Agreement dated as of March 17, 2026, by and among SPAC, Pubco, SPAC Merger Sub, Company Merger Sub, the Company, the Seller, DV, DVII and Astral.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Mountain Lake Acquisition Corp.

By:	/s/ Paul Grinberg
	Name:	Paul Grinberg
	Title:	Chief Executive Officer and Chairman of the Board of Directors

Dated: March 17, 2026

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